Exhibit 8(2)


                       [KELLER & COMPANY, INC. LETTERHEAD]


March 15, 2004


Board of Directors
Mutual Savings Bank
80 E. Jefferson Street
Franklin, Indiana  46131

Re:  Subscription Rights - Conversion of Mutual Savings Bank


Ladies and Gentlemen:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the "to be issued" common stock of Third Century Bancorp (the "Corporation"), Franklin, Indiana, in regard to the conversion of Mutual Savings Bank ("Mutual" or the "Bank") from a state chartered mutual savings bank to a state chartered stock savings bank.

Because the Subscription Rights to purchase shares of common stock in the Corporation, which are to be issued to the depositors of Mutual and the other members of the Bank and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of common stock at the same price as will be paid by members of the general public in a Direct Community Offering, we are of the opinion that:

     (1)  The Subscription  Rights will have no ascertainable fair market value;
          and

     (2) The price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of exercise.

Further, it is our opinion that the Subscription Rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

KELLER & COMPANY, INC.


By:  /s/ John A. Shaffer
     ----------------------------
      John A. Shaffer
      Vice President